EXHIBIT 4.2
AMENDMENT TO RIGHTS AGREEMENT
      Amendment (this “Amendment”) dated as of November 5, 2006 to the Rights Agreement (the “Rights Agreement”), dated as of July 7, 1998, between ElkCorp (formerly known as “Elcor Corporation”), a Delaware corporation (the “Company”), and Mellon Investor Services LLC (formerly known as ChaseMellon Shareholder Services, L.L.C.), as rights agent (the “Rights Agent”). Capitalized terms used but not defined herein shall have the meanings set forth in the Rights Agreement.
      WHEREAS, the parties hereto entered in the Rights Agreement, pursuant to which the Rights Agent agreed to act as agent with respect to the Rights, whose privileges and obligations were set forth in the Agreement;
      WHEREAS, the parties desire to amend the Agreement, as further set forth herein; and
      WHEREAS, pursuant to Section 27 of the Agreement, the Agreement may be amended by the Company without the approval of any holders of Right Certificates by a writing signed by the Company and the Rights Agent.
      Accordingly, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:
      1. Section 1(a) of the Agreement shall be replaced in its entirety with the following text:
“Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 10% or more of the shares of Common Stock then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, (iv) any Person who becomes the Beneficial Owner of 10% or more of the shares of Common Stock then outstanding as a result of a reduction in the number of shares of Common Stock outstanding due to the repurchase of shares of Common Stock by the Company unless and until such Person, after becoming aware that such Person has become the Beneficial Owner of 10% or more of the then outstanding shares of Common Stock, acquires beneficial ownership of additional shares of Common Stock representing 1% or more of the shares of Common Stock then outstanding; or (v) any Person who as of November 5, 2006, is the Beneficial Owner of 10% or more of the shares of Common Stock then outstanding unless and until such Person acquires beneficial ownership of additional shares of Common Stock after November 5, 2006 (and provided that, after giving effect to such acquisition of beneficial ownership of additional shares, such Person is the Beneficial Owner of 10% or more of the shares of Common Stock then outstanding, even if at such time such Person has beneficial ownership of fewer shares of Common Stock or a lesser percentage of the shares of Common Stock outstanding than such Person beneficially owned on November 5, 2006). Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement.
[Signature Page Follows]

      IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the day and year first above written.

ELKCORP

By:	/s/ Thomas D. Karol

Thomas D. Karol,
Chairman of the Board and Chief Executive Officer

MELLON INVESTOR SERVICES, L.L.C.

By:	/s/ Barbara J. Robbins

Name:	Barbara J. Robbins

Title:	Vice President